51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 15, 2013

Item 3	News Release

News release was disseminated through Marketwire on August 16, 2013.

Item 4	Summary of Material Change

Partial conversion (US$550,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected August 15, 2013 at a conversion price of U.S.$0.274163 (CDN$0.2882) per Unit, Argentex issued 2,006,107 common shares and 1,003,054 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture of US$1,500,000 can be repaid only by conversion into an additional 5,471,202 units.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Partial conversion (US$550,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected August 15, 2013 at a conversion price of U.S.$0.274163 (CDN$0.2882) per Unit, Argentex issued 2,006,107 common shares and 1,003,054 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture of US$1,500,000 can be repaid only by conversion into an additional 5,471,202 units.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

August 16, 2013